Richard D. Levy Executive Vice President & Controller	MAC A0163-039 343 Sansome Street, 3rd Floor San Francisco, CA 94104 415 222-3119 415 975-6871 Fax richard.d.levy@wellsfargo.com
July 1, 2010
VIA EDGAR AND ELECTRONIC MAIL
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 File No. 001-02979
Dear Mr. Vaughn:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated June 24, 2010, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.
December 31, 2009 Form 10-K
Balance Sheet Analysis — Loan Portfolio, page 48
1.	We note your response to comment 2 in your letter dated May 11, 2010. For PCI loans accounted for on a pooled basis, please revise future filings to more clearly disclose your policy for determining the specific carrying amount of loans removed from the pool. Please ensure your disclosure discusses the effect on the accretable and non-accretable yield separately for loans paid in full versus loans satisfied at less than the contractual amount.
Wells Fargo response:
In future filings, we will revise our disclosures within Management’s Discussion & Analysis (“MD&A”) as follows (underlining denotes changes to our current disclosure):

Kevin W. Vaughn
July 1, 2010

The nonaccretable difference was established in purchase accounting for PCI loans to absorb losses expected at that time on those loans. Amounts absorbed by the nonaccretable difference do not affect the income statement or the allowance for credit losses. Substantially all of our commercial, CRE and foreign PCI loans are accounted for as individual loans. Conversely, Pick-a-Pay and other consumer PCI loans have been aggregated into several pools based on common risk characteristics. Each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. Resolutions of loans may include sales of loans to third parties, receipt of payments in full or in part from the borrower, or foreclosure and liquidation of the collateral. Our policy is to remove an individual loan from a pool based on comparing the amount received from its resolution with its contractual amount. Any difference between these amounts is absorbed by the nonaccretable difference. This removal method assumes that the amount received from resolution approximates original pool performance expectations at the time of acquisition. The remaining accretable yield balance is unaffected and any material change in remaining effective yield caused by this removal method is addressed by our quarterly cash flow evaluation process for each pool. For loans in pools that are resolved by payment in full, there is no release of the nonaccretable difference since there is no difference between the amount received at resolution and the contractual amount of the loan. The following table provides an analysis of changes in the nonaccretable difference related to principal that is not expected to be collected.

	Commercial,
	CRE and		Other
(in millions)	foreign	Pick-a-Pay	consumer	Total

Balance at December 31, 2008, with refinements	$(10,410)	(26,485)	(4,069)	(40,964)
Release of nonaccretable difference due to:
Loans resolved by payment in full (1)	330	—	—	330
Loans resolved by sales to third parties (2)	86	—	85	171
Loans with improving cash flows reclassified to accretable yield (3)	138	27	276	441
Use of nonaccretable difference due to:
Losses from loan resolutions and write-downs (4)	4,853	10,218	2,086	17,157

Balance at December 31, 2009	(5,003)	(16,240)	(1,622)	(22,865)
Release of nonaccretable difference due to:
Loans resolved by payment in full (1)	146	—	—	146
Loans resolved by sales to third parties (2)	36	—	—	36
Loans with improving cash flows reclassified to accretable yield (3)	92	549	27	668
Use of nonaccretable difference due to:
Losses from loan resolutions and write-downs (4)	728	1,177	183	2,088

Balance at March 31, 2010	$(4,001)	(14,514)	(1,412)	(19,927)

(1)	Release of the nonaccretable difference for payments in full on individually accounted PCI loans increases interest income in the period of payment. Pick-a-Pay and other consumer PCI loans do not reflect nonaccretable difference releases due to pool accounting for those loans.

(2)	Release of the nonaccretable difference as a result of sales to third parties increases noninterest income in the period of the sale.

(3)	Reclassification of nonaccretable difference for increased cash flow estimates to the accretable yield will result in increasing income and thus the rate of return realized. Amounts reclassified to accretable yield are expected to be probable of realization.

(4)	Write-downs to net realizable value of PCI loans are charged to the nonaccretable difference when severe delinquency (normally 180 days) or other indications of severe borrower financial stress exist that indicate there will be a loss of contractually due amounts upon final resolution of the loan.

Kevin W. Vaughn
July 1, 2010

2.	Please revise future filings to disclose the delinquency status of your PCI portfolio and how you determine the delinquency status.
Wells Fargo response:
In future filings, we will include the following footnote to the “Loans 90 Days or More Past Due and Still Accruing” table within our MD&A disclosures:
The carrying value of PCI loans contractually 90 days or more past due was $[xxx] and $16.1 billion at June 30, 2010, and December 31, 2009, respectively. These amounts are excluded from the above table as PCI loan accretable yield interest recognition is independent from the underlying contractual loan delinquency status.
Risk Management, page 54
3.	We note your response and revised disclosure to comments 3 and 4 in your letter dated May 11, 2010. Please revise your disclosure in future filings to clarify the extent to which you charge-off the amount of principal that is forgiven. If there are situations where principal is forgiven and the amount is not charged-off, please discuss the key factors that support this action.
Wells Fargo response:
Consistent with our response on May 11, 2010, it is our Corporate Policy to charge off the entire amount of any principal forgiven.
In future filings, we will revise our MD&A disclosures as follows (underlining denotes changes to our current disclosure):
We do not forgive principal for a majority of our TDRs, but in those situations where principal is forgiven, the entire amount of such principal forgiveness is immediately charged off. When a TDR performs in accordance with its modified terms, the loan either continues to accrue interest (for performing loans), or will return to accrual status after the borrower demonstrates a sustained period of performance.

Kevin W. Vaughn
July 1, 2010

Note 19: Employee Benefits and Other Expenses, page 167
4.	We note your response to comment 17 in your letter dated May 11, 2010. Please revise future filings to more transparently disclose where the decrease to the pension benefit obligation from your curtailment is presented.
Wells Fargo response:
In our future filings, we will modify the table showing the changes in the projected benefit obligation of pension benefits, which was included on page 168 of our 2009 Annual Report on Form 10-K, to separately present the impact of our plan curtailment on the pension benefit obligation as shown in the table below (underlining denotes changes to our current disclosure):

	December 31,
	2009			2008
	Pension benefits			Pension benefits
		Non-	Other		Non-	Other
(in millions)	Qualified	qualified	benefits	Qualified	qualified	benefits

Change in benefit obligation:
Benefit obligation at beginning of year	$8,977	684	1,325	4,565	366	663
Service cost	210	8	13	291	15	13
Interest cost	595	43	83	276	22	40
Plan participants’ contributions	—	—	79	—	—	39
Curtailment (1)	(910)	(35)	—	—	—	—
Amendments	—	—	(54)	—	—	—
Actuarial loss (gain)	1,763	59	120	(197)	(15)	(94)
Benefits paid	(605)	(79)	(167)	(317)	(24)	(65)
Foreign exchange impact	8	1	2	—	—	—
Acquisitions	—	—	—	4,359	317	727
Measurement date adjustment (2)	—	—	—	—	3	2

Benefit obligation at end of year	10,038	681	1,401	8,977	684	1,325

Change in plan assets:
Fair value of plan assets at beginning of year	7,863	—	368	5,617	—	458
Actual return on plan assets	1,842	—	48	(1,750)	—	(128)
Employer contribution	4	79	48	260	24	22
Plan participants’ contributions	—	—	79	—	—	39
Benefits paid	(605)	(79)	(167)	(317)	(24)	(65)
Foreign exchange impact	8	—	—	—	—	—
Acquisitions	—	—	—	4,132	—	46
Measurement data adjustment (2)	—	—	—	(79)	—	(4)

Fair value of plan assets at end of year	9,112	—	376	7,863	—	368

Funded status at end of year	$(926)	(681)	(1,025)	(1,114)	(684)	(957)

Amounts recognized in the balance sheet at end of year:
Liabilities	$(926)	(681)	(1,025)	(1,114)	(684)	(957)

Total assets (liabilities)	$(926)	(681)	(1,025)	(1,114)	(684)	(957)

(1)	On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan.

(2)	Represents change in benefit obligation and plan assets during December 2007 to reflect an additional month of activity due to the change in measurement date from November 30 to December 31 as required by FASB ASC 715.

Kevin W. Vaughn
July 1, 2010

March 31, 2010 Form 10-Q
Troubled Debt Restructurings (TDRs), page 36
5.	Please address the following regarding your disclosure that you charged-off $145 million in loan principal in the first quarter of 2010 due to newly issued regulatory guidance which required you to charge-off certain collateral-dependent residential real estate loans that were modified.
a.	The newly issued guidance indicates that loans should be considered collateral-dependent if they lack evidence of sustained repayment capacity. Please tell us whether you considered the charged-off loans collateral-dependent at the date of modification or subsequent to modification. Also, tell us if you considered these loans collateral-dependent prior to the issuance of the new guidance. If you considered the loans collateral-dependent at the date of modification, please tell us how the loans qualified for modification.

b.	Please tell us and disclose how you determine that a loan lacks evidence of sustained repayment capacity.

c.	You disclose that the costs related to these charge-offs had previously been reserved. Please tell us if you revised your impairment measurement for these loans based on the new guidance. If so, please tell us how all the costs were previously reserved for. If not, please tell us how you measured impairment prior to the modification date and subsequent to modification and explain why there was no difference. It appears that the new guidance precludes including any estimated payments from borrowers in measuring impairment. However, prior to this guidance it appears that the loans would not be considered collateral-dependent and therefore, your previous method of measuring impairment would have included some amount of estimated payments from borrowers.

d.	Please tell us how the modification affected the accrual status for these loans. Tell us whether any of the modified loans were accruing income at the date of charge-off. If so, please tell us how you determined that accrual of income was appropriate considering the loans lacked evidence of sustained repayment capacity.

e.	Please revise your future filings to more clearly disclose how the new guidance impacted your loan policies (charge-off, measurement of impairment, accrual status, etc.).

Kevin W. Vaughn
July 1, 2010

Wells Fargo response:
We modified certain home equity lines of credit (“HELOCs”) and payment option adjustable rate mortgages (“ARMs”), collectively referred to as residential mortgages, during 2009 and early 2010. These residential mortgages were re-underwritten at the time of modification to determine if the borrower had the capacity to perform under the restructured terms and if there was evidence of the borrower’s sustained repayment capacity. They were not considered collateral-dependent at the time of modification because we did not expect repayment of the loan to be provided solely by the underlying collateral.
We aggregated these residential mortgage loan modifications into pools and measured impairment on a pool level in accordance with ASC 310-10-35-21 and 22. However, because the Office of the Comptroller of the Currency’s (“OCC”) newly issued guidance required that the amount of an individual loan’s carrying value in excess of the fair value of its collateral be charged off for loans that the OCC considered to be collateral dependent, it was necessary for us to work through the mechanics of applying this charge off process to pools of residential mortgage loans with the OCC’s Office of the Chief Accountant. As a result of these consultations, we reaffirmed our pool level impairment measurement policies with the OCC and mutually determined that $145 million of credit losses associated with these residential mortgage loan pools (for which a specific allowance for loan loss reserve had already been established) needed to be charged off pursuant to the new guidance.
Separately, a majority of these residential mortgage loans were current as to their performance and were accruing interest income at the time of the modification. We continued to keep these borrowers on accrual status at the time of modification where they had demonstrated performance under their previous loan terms and the underwriting process at the time of modification showed their capacity to continue to perform under the restructured terms. This approach is in accordance with regulatory guidance previously provided by the Office of the Chief Accountant of the OCC to the Mortgage Bankers Association (on April 21, 2008). We continue to place restructured loans on nonaccrual status when we determine that principal and interest payments contractually due under the modified agreement will not be collectible, which is generally at 60 days past due. Additionally, we accrue and record interest income related to the passage of time for these loans in accordance with the guidance in paragraphs 58 and 59 in the Basis for Conclusion to FAS 114.
As a result of the OCC’s newly issued guidance, we revised our credit policies during the second quarter of 2010 to limit our modification of any HELOCs or option payment ARMs that were not re-underwritten at a fully indexed, fully amortizing rate of interest. In addition, loans lacking sufficient evidence of sustained repayment capacity at the time of modification are charged down to the fair value of the collateral.

Kevin W. Vaughn
July 1, 2010

We will revise our MD&A disclosures in future filings as follows (underlining denotes changes to our current disclosure):
We underwrite consumer loans at the time of restructuring to determine if there is sufficient evidence of sustained repayment capacity based on the borrower’s documented income, debt to income ratios, and other factors. Any loans lacking sufficient evidence of sustained repayment capacity at the time of modification are charged down to the fair value of the collateral.
Note 7: Securitizations and Variable Interest Entities, page 77
6.	We note your disclosure on page 84 related to commercial mortgage loan securitizations and collateralized debt obligations where you discuss your activities prior to 2008. Please revise your disclosure in future filings to clearly differentiate how your activities changed subsequent to 2007 and why this is relevant.
Wells Fargo response:
Our disclosure was intended to demonstrate that we have not engaged in structuring or transferring assets to these types of structures since the credit market disruption, which began in late 2007, and was in response to investor inquiries regarding our exposure to commercial mortgage loan securitizations and collateralized debt obligations. In future filings, we will disclose how our activities and involvement with these structures changed subsequent to 2007, including disclosure similar to the following in Note 7 – Securitizations and Variable Interest Entities (underlining and strikethrough denote changes to our current disclosure):
Commercial mortgage loan securitizations

Commercial mortgage loan securitizations are financed through the issuance of fixed- or floating-rate-asset-backed-securities, which are collateralized by the loans transferred to the VIE. ~~Prior to 2008, we typically transferred loans we originated to these VIEs, accounted for the transfers as sales, retained the right to service the loans and may have held other beneficial interests issued by the VIEs.~~ In a typical securitization, we may transfer loans we originate to these VIEs, account for the transfers as sales, retain the right to service the loans and may hold other beneficial interests issued by the VIEs. In certain instances, we may service commercial mortgage loan securitizations structured by third parties whose loans we did not originate or transfer. We typically serve as primary or master servicer of these VIEs. The primary or master servicer in a commercial mortgage loan securitization typically cannot make the most significant decisions impacting the performance of the VIE and therefore does not have power over the VIE. We do not consolidate the commercial mortgage loan securitizations included in the disclosure because we either do not have power or do not have a significant variable interest.

We have not transferred loans to or sponsored a commercial mortgage loan securitization since the credit market disruption began in late 2007. However, we have involvement

Kevin W. Vaughn
July 1, 2010

with transactions established prior to 2008 in the form of servicing or holding other beneficial interests issued by the VIEs.

Collateralized debt obligations

A CDO is a securitization where an SPE purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity or notes to investors. In some transactions, a portion of the assets are obtained synthetically through the use of derivatives such as credit default swaps or total return swaps.

Prior to 2008, we engaged in the structuring of CDOs on behalf of third party asset managers who would select and manage the assets for the CDO. Typically, the asset manager has some discretion to manage the sale of assets of, or derivatives used by the CDO, which generally gives the asset manager the power over the CDO. We have not structured these types of transactions since the credit market disruption began in late 2007.

In addition to our role as arranger, we may have other forms of involvement with these transactions, including transactions established prior to 2008. Such involvement may include acting as liquidity provider, derivative counterparty, secondary market maker or investor. For certain transactions, we may also act as the collateral manager or servicer. We receive fees in connection with our role as collateral manager or servicer.

7.	We note per your disclosure in footnote 5 on page 83 that the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that student loan SPEs should not be consolidated. Please provide us your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated. As part of your response, please discuss the following:
a.	The types of student loans (FFELP loans, non-FFELP loans, or combination of collateral types) in the SPEs;

b.	Whether you typically securitize all of the student loans you originate, and if not, how and when you determine which of the student loans to securitize;

c.	Information on how the trusts were set up and whether they are all structured the same way; and

d.	How the trusts are ultimately liquidated.

Kevin W. Vaughn
July 1, 2010

Wells Fargo response:
We are not actively engaged in the securitization of student loans. We have three outstanding student loan VIEs that were structured between 2001 and 2006, all of which were structured similarly using a two-step securitization trust structure. The loan collateral, which we originated, consists of FFELP consolidation loans with an unpaid principal balance of $2.6 billion as of January 1, 2010. The transactions are liquidated in the normal course through repayment of the loan collateral or exercise of the clean-up call that we hold. As of January 1, 2010, we had servicing assets and variable interests, including residual interests in these transactions of $177 million.
We do not consolidate these VIEs because we do not have the power to direct the activities that most significantly impact their economic performance. The activities that most significantly impact the economic performance of the VIEs relate to managing the credit risk of the loan collateral. By design, we are unable to significantly influence the performance of the loan collateral because we and the third party servicers must strictly adhere to the loan servicing guidelines, including loan deferral and modification restrictions, established by the Guarantor (defined below) and the United States Department of Education (“DoE”) and enforced by the DoE and the Guarantor in order for loan collateral to be eligible for the guarantee.
Our conclusion was based on an assessment of the design of the VIEs, which included consideration of the responsibilities of the decision makers and variable interest holders in the transactions. The loan collateral is guaranteed by state and non-profit agencies (collectively, the “Guarantor”) up to 97% of the outstanding principal balance in the event of default by a borrower. The Guarantor is fully reinsured by the DoE. Loan servicing is performed by us and third parties in accordance with the guidelines established by the DoE and enforced by the DoE and the Guarantor. We have a removal right over the servicer in one securitization transaction which allows us to replace the servicer without cause. However, the loan servicing guidelines are ultimately subject to change by the DoE and must be strictly adhered to in order to be eligible for the guarantee from the Guarantor. Upon default, loan collateral is purchased from the VIEs and managed by the Guarantor. Accordingly, our decision making ability with respect to the loan collateral is significantly limited.
Our assessment of the design of the VIEs also included an assessment of the risks passed on to potential investors. Credit risk is the risk that is most impactful to investors. The transactions were marketed to potential investors as investments in portfolios of student loans with exposure to the credit risk of the obligations of the Guarantor and DoE and the performance of the underlying loan collateral. Although the guarantee is obtained at the date of origination of a student loan, it is integral to the securities issued by the VIEs, which trade based on the strength of the guarantees provided by the Guarantor and the DoE.
To further assist your review of our conclusions regarding the application of FAS166/167 to these student loan SPEs, consolidation of these entities as of January 1, 2010, would have increased loans by $2.6 billion or 0.3% and total assets by $2.5 billion or 0.2% and would have reduced retained earnings by $47 million or 0.1%. Due to the nature of the guarantees provided

Kevin W. Vaughn
July 1, 2010

by the Guarantor and the DoE, and that we retained the residual interests, consolidation of these entities would not have a significant impact on future results of operations.
Note 14: Guarantees and Legal Actions, page 141
8.	We note your response to prior comment 14 in your letter dated May 11, 2010 and the new disclosure you included in the Outlook section of Note 10 — Guarantees and Legal Action to your March 31, 2010 Form 10-Q. We also note page 146 of your Form 10-K where you included a similar Outlook section in your Guarantees and Legal Action footnote that included a statement that indicated that the Company believes that the eventual outcome of actions against the Company and/or its subsidiaries, including the matters that were discussed in the Note, would not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position or results of operations. Please tell us why did you not include a similar conclusion statement in your disclosure to Note 10 of your March 31, 2010 Form 10-Q. To the extent your conclusions have not changed, please expand your disclosure in future filings to provide similar disclosure about the Company’s belief with respect to the materiality of the actions against it. Furthermore, please revise the disclosure to simply refer to the materiality to the “consolidated financial statements” as opposed to only listing certain of the Company’s consolidated financial statements.
Wells Fargo response:
In our First Quarter 2010 Form 10-Q, we did not include the statement from our 2009 Annual Report on Form 10-K noted by the Staff based upon an understanding of the requirements of Part II, Item 1 of Form 10-Q (and Instructions thereof) to disclose updates of “material developments” to the legal proceedings disclosed in Part I, Item 3 of Form 10-K, and that no updated Form 10-Q disclosure is required where the Form 10-K disclosure is still correct. However, we acknowledge the Staff’s comments and, to the extent we continue to conclude it is accurate, we will include the requested statements in future Form 10-Q filings in consideration of the Staff’s request, including the reference to “consolidated financial statements.”

Kevin W. Vaughn
July 1, 2010

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	Michael Volley, Securities and Exchange Commission John G. Stumpf, Chairman, President and Chief Executive Officer Howard I. Atkins, Senior Executive Vice President and Chief Financial Officer